BEIJING BRUSSELS CENTURY CITY HONG KONG LONDON LOS ANGELES NEWPORT BEACH	Times Square Tower 7 Times Square New York, New York 10036 TELEPHONE (212) 326-2000 FACSIMILE (212) 326-2061 www.omm.com	SAN FRANCISCO SHANGHAI SILICON VALLEY SINGAPORE TOKYO WASHINGTON, D.C.

WRITER’S DIRECT DIAL

(212) 408-2440

WRITER’S E-MAIL ADDRESS

wkuesel@omm.com

November 22, 2011

VIA EDGAR AND HAND DELIVERY

Russell Mancuso

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549-3628

Re:	Rexnord Corporation
Amendment No. 2 to Registration Statement on Form S-1
Filed August 15, 2011
File No. 333-174504

Dear Mr. Mancuso:

On behalf of Rexnord Corporation, a Delaware corporation (the “Company”), this letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated August 25, 2011 (the “Comment Letter”) regarding the above referenced Registration Statement on Form S-1 (as amended on July 8, 2011 and August 15, 2011, the “Registration Statement”). The Company is filing concurrently with this letter Amendment No. 3 to the Registration Statement (“Amendment No. 3”).

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraph in the Comment Letter and is restated in italics prior to the response to such comment. Capitalized terms used and not defined herein have the meanings given in Amendment No. 3.

Russell Mancuso, November 22, 2011 - Page 2

Underwriting, page 122

Relationships, page 126

1.	We note the added disclosure here and on page 33 that “affiliates of certain of the underwriters are or may become holders of the 11.75% senior subordinated notes outstanding and, as a result, will receive a portion of the proceeds from this offering when such senior subordinated notes are repaid.” Please expand your disclosure to identify the underwriters whose affiliates hold the notes, quantify the principal amount of notes held by affiliates of the underwriters, and describe the material terms of the transactions in which they acquired these notes.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that it will expand the disclosure in a future amendment to the Registration Statement to identify the underwriters whose affiliates hold the notes, quantify the principal amount of notes held by affiliates of the underwriters, and describe the material terms of the transactions in which they acquired these notes. This disclosure will be provided closer to the time of effectiveness of the Registration Statement with current information as of that time.

Note 14 – Stock Options, page F-31

2.	We note your response to prior comment 3 that for the stock options you granted on October 29, 2010, you based your valuation on your March 31, 2010 common stock valuation. Please explain to us how this is consistent with paragraph 718-10-30-3 of the FASB Accounting Standards Codification which requires you to value share based compensation based on the fair value as of the grant date.

Response:

The Company recognizes the requirement prescribed by ASC 718-10-30-3 to measure the compensation cost from equity awards based on the grant-date fair value of equity instruments. For all equity awards granted, the Company performs a Black-Scholes option valuation utilizing the following inputs to arrive at the fair value assigned to each equity award for the purpose of calculating the stock-based compensation costs to be recognized over a grant’s vesting period:

•	the fair value of common shares as of each grant date;

•	the exercise strike price (it is currently company policy to set the exercise strike price equal to grant date fair value per share);

•	the estimated option life;

•	the risk free interest rate;

Russell Mancuso, November 22, 2011 - Page 3

•	a volatility rate; and

•	an assumed dividend rate.

Due to its private ownership status, the Company has a historical practice of engaging an independent third party to perform periodic valuations of the Company’s fair value per share of common stock. As previously noted in our August 12, 2011 response letter, this valuation is derived utilizing an equally weighted market multiple and discounted cash flow approach. This valuation is consistently performed as of the Company’s March 31 fiscal year end and is typically finalized in the Company’s first fiscal quarter using the Company’s most recent financial projections available as of the valuation date. This valuation is typically relied upon for a number of subsequent months unless factors arise that preclude management from relying on the previously established fair value determination (e.g., significant changes in expected operating performance/projections, capital structure, acquisitions or divestitures, etc.). Further, the valuation report provided by the third-party valuation firm is expressed in the form of a range and the Company’s Board of Directors exercises its judgment in establishing the fair value per share from within that range to be used for subsequent months. While the fair value determination is made as of the Company’s March 31 fiscal year end, the Board of Directors considers all relevant business and market trends available as of the date it makes a fair value determination (e.g., for fiscal 2011, the fair value determination was made by the Board on July 29, 2010), and as a result, the Board may consider a value at the upper or lower end of the range if deemed appropriate. In the case of our fiscal 2011 fair value determination, the Board selected the mid-point of the valuation range as it did not believe that there were any compelling factors that would justify selecting a value at the higher or lower end of the range provided by the valuation firm. To the extent equity awards are granted subsequent to a given valuation date (or fair value determination date), the Company considers the implications of any appropriate factors or potential factors that could significantly impact the fair value of common stock and, therefore, its equity awards.

The Company believes that its reliance on the March 31, 2010 valuation of $37.00 per share, which was set on July 29, 2010, is appropriate in all material respects for the purposes of valuing the October 29, 2010 grants as a result of the following:

•

The Company did not experience any significant changes in its capital structure, nor did it complete any material business combinations or divestitures between the March 31, 2010 valuation date and October 29, 2010 that were not taken into account (e.g., through financial projections or otherwise) by the third-party valuation firm in providing the range.

•

The Company’s forward looking EBITDA and cash flow projections available as of October 29, 2010 remained within a 10% favorable range of the base financial forecast utilized for the March 31, 2010 valuation. Despite that improvement in forecasted fiscal 2011 operating results, the Company did not perceive a material change in the fair value per share of its common stock at the time of the October

Russell Mancuso, November 22, 2011 - Page 4

29, 2010 grants since the fiscal 2011 year-to-date performance was generally in-line with expectations. Further, given the fragile economic recovery that the Company and many of its end markets were experiencing during that time period, the Company believed that there was still significant execution risk and uncertainty present with respect to the achievement of its forecasted short-term and long-term financial objectives. As a result, the Company believed that the March 31, 2010 valuation determination remained appropriate, and that an off-cycle valuation was not warranted.

•

The market multiples and common share prices for comparable high quality industrial manufacturing companies with publicly traded equity remained relatively flat between the March 31, 2010 valuation date and the October 29, 2010 grant date. As the market multiple approach comprises a significant component of the fair value conclusion reached at each valuation date, management viewed the overall consistency in market multiples for its industrial peers to be a strong indication that a significant market shift had not yet occurred. In addition, the overall stock market indices, such as the S&P 500, moved in the range from a 10% decline to a 3% increase during the period, further evidencing management’s determination that no significant changes in the Company’s share value occurred during the interim period.

Based on the above considerations, the Company believed, and continues to believe, that there were no compelling facts or circumstances occurring between the March 31, 2010 valuation date and the respective equity award grant dates during fiscal 2011 that would have had a significant impact on the Company’s fair value determinations, and that therefore would have required a new calculation of the fair value under ASC 718-10-30-3. Further, even assuming that a number as high as the result of the fiscal 2012 valuation (i.e., using a fair value of $78.00 per share) were used for the October 29, 2010 grant date, management estimates that the incremental stock-based compensation costs to be recognized over the entire vesting period of the grant (i.e., 5 years) would not have exceeded $250,000 in the aggregate, which we believe would not have a material effect on the Company’s results of operations of financial condition. For these reasons, the Company believes that its valuation method is consistent with paragraph 718-10-30-3 of the FASB Accounting Standards Codification, as the Board did not identify any additional factors necessitating the re-valuation of fair value of the share-based compensation granted on October 29, 2010 from that certified on July 29, 2010.

3.	Additionally, please note that we will continue to delay our final assessment of your response pending inclusion of the estimated IPO price in the filing.

Response:

The Company advises the Staff that it will provide the estimated IPO price in a future amendment to the Registration Statement.

* * * * * *

Russell Mancuso, November 22, 2011 - Page 5

We appreciate the Staff’s comments and request the Staff contact the undersigned at (212) 408-2440 or (212) 326-2061 (facsimile) with any questions or comments regarding this letter.

Sincerely,

/s/ William Kuesel

William Kuesel

of O’MELVENY & MYERS LLP

cc:	Patricia M. Whaley, Esq.
Kenneth V. Hallett, Esq., Quarles & Brady LLP
Gregory A. Ezring, Esq., Paul, Weiss, Rikfind, Wharton & Garrison LLP
Michael Kaplan, Esq., Davis Polk & Wardwell LLP